Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

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Forbes | Beachbody Takes On Peloton With BODi Live Interactive Workout Service
May 19, 2021

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Beachbody Takes On Peloton With BODi Live Interactive Workout Service

Forbes

By Anthony Karcz

May 19, 2021

BODi live class BEACHBODY

Beachbody has been in the at-home workout game for a while. In the late 90s, their DVD programs littered shelves in home entertainment centers. Then they pivoted to streaming in 2015 when they started offering BOD (Beachbody on Demand) a “Netflix for fitness.” With their newest venture BODi (Beachbody on Demand Interactive), they’re looking to pivot again, this time offering live and pre-recorded live classes (the kind that Peloton has made so popular).

As you might have guessed by the name, BODi (yes, pronounced “body”) is a supplemental program to Beachbody’s voluminous BOD library. It will provide live “virtual group” fitness classes as well as on-demand replays of those classes. They’ll be taught by Beachbody’s famous stable of trainers, including Autumn Calabrese, Shaun T, Jericho McMatthews, Joel Freeman, Megan Davies, Idalis Velazquez, and Amoila Cesar and feature cardio, HIIT, strength training, Pilates, barre, and yoga.

Get On Your Bikes and Ride

Part of today’s announcement is also a three-way merger that includes Myx Fitness (along with Forest Road Acquisition Corp.). Why is that significant? Because Myx Fitness makes a very well-received indoor cycle (the MYX) that’s emerged as a direct competitor to the other name that’s become ubiquitous with at-home fitness over the past year: Peloton.

With the Myx Fitness merger, Beachbody can offer live cycling classes on its BODi platform taught by none other than former Peloton instructor, Jennifer Jacobs. She’ll be creating a program for the platform as well (in both English and French).

Going Beyond the Box Set

So why BODi? After all, Beachbody has had decades of success delivering a refined mix of fitness content. Even on BOD, where you can pick and choose your workouts, that “DVD box set” mentality remains. Instructors have created programs that you’re encouraged to take sequentially.

Talking to Beachbody CEO, Carl Daikeler, that’s where the opportunity lived. “There’s a whole market that just wants to dip into fitness a couple times a week, on their schedule, like with Orange Theory or CrossFit. They don’t want to have to follow a daily program. A 7-day-a-week or 30-day challenge isn’t sustainable for everyone.”

BODi is meant, then, to meet people where they are in their fitness journey rather than force them along a path. But it’s not just for the folx looking for standalone fitness content. BOD-faithful will be rewarded as well.

“The great thing about the platform is that we can eliminate the no-man’s land between programs.” said Carl (when you finish a program, you usually have weeks or months to wait before a new one arrives). “With BODi we have your favorite instructors conducting live events. And if you’re following a program, there’ll even be events that line up with program calendars so that you can take live versions of workouts.”

Fortnight of Fitness

The tech involved in BODi sounds fascinating as well. In addition to the MYX bikes, BODi members will have the option to join in “BODcast.” Using the camera on your phone, you’ll be able to broadcast your workout to the screen in the BODi studio along with dozens of other participants. Carl calls it the “Fortnight of Fitness.”

I’m especially curious to see how live classes go when it’s not just leaderboard shoutouts, but live video of participants. Anyone who’s participated in a Zoom call in the past year knows that even the best-intentioned live video stream can go off the rails in a second. And can you take yourself out of the stream if you need to? There are a lot of little technical details that I’m looking forward to digging into once the beta platform is live.

BODcast benefits the instructors as well. Being able to see participants in real-time, they’ll provide form corrections and see how their programs work outside of the studio environment.

Talking about Autumn Calabrese (a favorite instructor at my house), Carl mentioned “She’s a fitness pro. She’s not just going to correct form and be done with it. She’s going to notice when people have a problem with a certain exercise or misinterpret an instruction. She’s going to take that and make adjustments to her own programs so that they’re even better.”

Play Your Funky Music

The music for BODi classes will be unique as well. For the first time ever, Beachbody classes will feature popular music (not just instrumental tracks made for the program). And not just one set playlist, but multiple. In addition to the instructor’s curated playlist, you’ll be able to select a genre of music and get a playlist of songs that match up with the BPM (beats per minute) of the class you’re taking. So if you’re not an EDM fan, queue up some country. Or maybe you’re feeling nostalgic and want to make today’s ride an 80’s-themed one. You’ve got the option.

The one thing missing from BODi is a treadmill experience. When I asked Carl about it he said that they didn’t want to offer something where they weren’t improving on the experience that’s already available. “We want people to get the best workout they can on the BODi platform. With live classes they’re getting real-time feedback from world-class instructors. With the MYX bike, they’re getting a solid, heart rate-based ride. When you get a good workout and a good experience, you keep the commitment, you want to come back tomorrow.”

See You On The Mat Tomorrow

BODi will launch this September for $19.95 per month on top of the normal BOD membership. There will likely be an annual membership discount (like with their current BOD plan) but even if there isn’t, it still works out to quite a bit less than a monthly Peloton membership.

With interactive classes and other innovations, Beachbody is looking, not just to maintain relevance in a new at-home fitness landscape, but bring something even more to the conversation. I’m looking forward to seeing BODi in action when the beta starts this summer.

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-4, which was initially filed by the Company with the SEC on February 16, 2021 and amended subsequently. These documents can be obtained free of charge from the sources indicated above.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

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